UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Hamilton Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

407015106

(CUSIP Number)

Mr. Terry Maltese, Maltese Capital Management LLC,
150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages.

SCHEDULE 13D

CUSIP No. 407015106	Page 2 of 13Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 335,000 9. Sole Dispositive Power 10. Shared Dispositive Power 335,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 407015106	Page 3 of 13Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 256,600 9. Sole Dispositive Power 10. Shared Dispositive Power 256,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,600
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.51%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 407015106	Page 4 of 13Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 193,000 9. Sole Dispositive Power 10. Shared Dispositive Power 193,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.65%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 407015106	Page 5 of 13 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 335,000 9. Sole Dispositive Power 10. Shared Dispositive Power 335,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock par value $0.01 per share ("Common Stock"), of Hamilton Bancorp, Inc. (the "Issuer"), a company incorporated in New York, with its principal office at 501 Fairmount Avenue, Suite 200, Towson, MD 21286.

Item 2.    Identity and Background.

(a)     This statement is being filed by (i) Maltese Capital Management LLC, a New York limited liability company ("MCM"), (ii) Maltese Capital Holdings, LLC, a Delaware limited liability company ("Holdings"), (iii) Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), and (vii) Terry Maltese, Managing Member of MCM and Holdings, with respect to shares of Common Stock that each of the foregoing may be deemed to have beneficial ownership.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of MHFII and certain other investment partnerships is Holdings, and administrative and management services for MHFII and certain other investment entities are provided by MCM.  The managing member of Holdings and MCM is Mr. Maltese. In his capacity as managing member of Holdings and MCM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MHFII, MCM and Holdings.

(b)     The address of the principal offices of each of  MHFII, Holdings and MCM and the business address of Mr. Maltese is Maltese Capital Management LLC, 150 East 52nd Street, 30th Floor, New York, New York 10022.

(c)     The principal business of MHFII is that of a private partnership engaged in investment in securities for its own account. The principal business of Holdings is that of acting as general partner for MHFII and certain other investment partnerships. The principal business of MCM is that of providing administrative and management services to MHFII and certain other investment entities. The present principal occupation or employment of Mr. Maltese is managing member of MCM and Holdings.

(d)     During the last five years, none of MHFII, Holdings, MCM, or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of MHFII, Holdings, MCM, or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MHFII  was $2,295,335 and the total cost of all of the shares of Common Stock was $3,999,343. Such shares were purchased with the investment capital of the entity.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions regarding the amount of Common Stock they may be deemed to beneficially own.

Item 5.    Interest in Securities of the Issuer.

(a)     Based upon an aggregate of 3,417,713 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on February 13, 2015:

(i)	MHFII beneficially owned 193,000 shares of Common Stock, constituting approximately 5.65% of the shares outstanding.

(ii)
MCM owned directly no shares of Common Stock. By reason of its position as investment advisor for various investment entities including MHFII, under the provisions of Rule 13d-3, MCM may be deemed to beneficially own the 335,000 shares constituting approximately 9.8% of the shares outstanding.

(iii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of various investment entities including MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 256,600 shares, constituting approximately 7.51% of the shares outstanding.

(iv)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and MCM, Mr. Maltese may be deemed to beneficially own the, 335,000 shares, constituting approximately 9.8% of the shares outstanding.

(b)     MHFII has the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with MCM pursuant to which MCM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. Mr. Maltese, as Managing Member of Holdings, and MCM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c)     During the sixty days prior to April 2, 2015, the Reporting persons effected no transactions in the Common Stock.

(d)     Not applicable.

(e)     Not applicable.

 Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015

MALTA HEDGE FUND II, L.P.

		By:	Maltese Capital Holdings, LLC, the sole general partner

		By:	/s/ Terry Maltese
Terry Maltese Managing Member

MALTESE CAPITAL MANAGEMENT LLC		MALTESE CAPITAL HOLDING, LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

TERRY MALTESE

By:	/s/ Terry Maltese
Terry Maltese Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  April 2, 2015

MALTA HEDGE FUND II, L.P.

		By:	Maltese Capital Holdings, LLC, the sole general partner

		By:	/s/ Terry Maltese
Terry Maltese Managing Member

MALTESE CAPITAL MANAGEMENT LLC		MALTESE CAPITAL HOLDINGS, LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

TERRY MALTESE

By:	/s/ Terry Maltese
Terry Maltese Managing Member